Mail Stop 4561

September 17, 2008

Mr. David Mladen
President and Chief Executive Officer
Excellency Investment Realty Trust, Inc.
245 Park Avenue, 39th Floor
New York, NY 10167

  Re: Excellency Investment Realty Trust, Inc.
    Item 4.01 Form 8-K
    Filed June 12, 2008
    File No. 000-50675

Dear Mr. Mladen:

  We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Jonathan Wiggins
      Staff Accountant